

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 12, 2015

<u>Via E-mail</u>
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District, Beijing 100004
People's Republic of China

> **Re: Perfect World Co., Ltd**
> **Schedule 13E-3**
> **Filed on May 15, 2015**
> **File No. 005-83438**

Dear Mr. Huang:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

1.   Please refile Exhibits (c)-(3) and (c)-(4) in more readable form.

Preliminary Proxy Statement

<u>Background of the Merger, page 30</u>

2.   We note that Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited, a company controlled by Mr. Chi, jointly filed a Schedule 13D on January 2, 2015. We also note that Mr. Chi and Perfect Human Holding Company Limited jointly filed an

initial Schedule 13G on February 13, 2008 and amendments thereto in February 2009, 2010, 2011 and 2012 but not in 2013 and 2014. Please advise.

3.   Refer to the first paragraph on the top of page 34. Revise to define the term "long stop date."

4.   Disclose the results of the Company's efforts during the Go-Shop Period.

Position of the Buyer Group as to Fairness of the Merger, page 44

5.   We note that the discussion of the factors considered by the Buyer Group in reaching its belief regarding the fairness of the Merger to the Unaffiliated Security Holders does not appear to address the factor described in Item 1014(c) or explain why this factor was not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguard.

Certain Financial Projections, page 48

6.   Please disclose the key business and economic assumptions underlying the projections.

Opinions of the Special Committee's Financial Advisors, page 50

7.   Please disclose that both China Renaissance and Duff & Phelps have consented to use of the opinion in the document.

Opinion of China Renaissance, page 50

8.   In contrast to the discussion of Duff & Phelps' opinion, we note that the disclosure regarding China Renaissance's various analyses does not include a discussion of how such analyses compare to the merger consideration even though such information appears in Exhibit (c)-(3). Please revise to include such information for the analyses discussed on pages 52 through 56.

Alternatives to the Merger, page 70

9.   Disclose what efforts the Special Committee and its advisors proactively undertook to shop the Company. If the company did not actively solicit bids during the Go-Shop Period, please so state.

10.   The last paragraph on page 70 indicates that the Special Committee "also considered other alternatives available…" Please disclose these alternatives. Refer to Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

Financing of the Merger, page 71

11.   Please provide all of the information required by Item 1007 of Regulation M-A. Refer to Item 10 of Schedule 13E-3. We note that much of this information is included in the exhibits and annexes to the Debt Commitment Letter.

Financial Information, page 120

12.   Please provide the ratio of earnings to fixed charges for the periods require by Item 1010(a)(3) of Regulation M-A. Refer to Item 13 of Schedule 13E-3 and Item 1010(c)(4) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3444. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Perry J. Hindin

                                        Perry J. Hindin
                                        Special Counsel
                                        Office of Mergers & Acquisitions